Exhibit 99.1

FOR IMMEDIATE RELEASE

XELR8 HOLDINGS, INC. ANNOUNCES SECOND QUARTER

2006 FINANCIAL RESULTS

Teleconference and Webcast Scheduled for this Afternoon

Denver, CO — (PR NEWSWIRE) — July 26, 2006 — VitaCube Systems Holdings, Inc., d/b/a/ XELR8 Holdings, Inc. (AMEX:PRH), a provider of functional foods, beverages and nutritional supplements, today reported financial results for the three and six months ended June 30, 2006.

Financial and Operational Highlights for the Three-Month Period Ended June 30, 2006 Compared to Three-Month Period Ended June 30, 2005:

•                  Revenues increased 159%, rising to $577,181 from $222,670.

•                  Gross profit margin improved to 71.2% compared to 52.4%.

•                  Net Loss declined 3.4% to $1,007,649, or $0.10 loss per basic and diluted share, from $1,043,488, or $0.11 loss per basic and diluted share.

•                  The net number of direct selling professionals added to the Company’s distributor network during the second quarter was 684, bringing the total number of network distributors to 2,722 as of June 30, 2006.

Financial Highlights for the Six-Month Period Ended June 30, 2006 Compared to Six-Month Period Ended June 30, 2005:

•                  Revenues were $1,116,141, up 143% over $459,726.

•                  Gross profit margin rose to 63.1% from 58.6%.

•                  Net loss increased 40.7% to $2,556,969, or $0.27 loss per basic and diluted share, from $1,816,680, or $0.23 loss per basic and diluted share.

•                  As of June 30, 2006, XELR8 had cash and short term investments of $938,000; $1.25 million in total shareholders’ equity; and $1.1 million in working capital.

•                  For the first half of 2006, XELR8 has added a net total of 856 new distributors to its national direct selling network.

“Although we continue to be pleased with the steady revenue increases we are achieving on a quarter-over-quarter basis, we still have a great deal of hard work ahead of us to accomplish our ultimate goal of achieving profitability.  With a defined objective of 6,500 distributors essential to achieve breakeven cash flow, we continue to focus our attention and marketing dollars on expanding our national direct selling network through local, regional and national rallies and compelling incentive and awards programs.  Moreover, we have begun to actively explore new product line expansion opportunities to promote even greater revenue growth in coming quarters.  Collectively, we are indeed gaining some traction as reflected by the 46% net increase in the number of distributors that comprise our national direct selling team since the end of last year,” stated Earnest Mathis, Chairman and Chief Executive Officer of XELR8 Holdings.

“To ensure that XELR8 has the necessary tools and resources we will require to fully execute our business plan on a moving forward basis, we will need to secure additional financing,” continued Mathis.  “In this regard, we have initiated discussions with various funding sources, including individual investors, strategic equity partners and investment banking groups, to assess available financing options and to determine the best course of action to fund our Company’s future growth.”

XELR8 will also host a teleconference the same afternoon beginning at 4:15 PM Eastern, and invites all interested parties to join management in a discussion regarding the Company’s financial results, corporate progression and other meaningful developments.  The conference call can be accessed via telephone by dialing toll free 1-800-240-7305 or via the Internet at www.xelr8.com. For those unable to participate at that time, a replay of the webcast will be available for 90 days on www.xelr8.com.

About XELR8 Holdings, Inc.

VitaCube Systems Holdings, Inc., d/b/a/ XELR8 Holdings, Inc., is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance.  XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle.  XELR8’s commitment to quality, science, and research has earned them a loyal following of over 350 world-class athletes and an elite list of endorsers, such as five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott, Lawyer Milloy and Head Coach Mike Shanahan; professional football superstar Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr.  XELR8 products are only available through independent distributors located throughout the nation.  For more information about XELR8, please visit www.xelr8.com.

VITACUBE SYSTEMS HOLDINGS, INC., d/b/a XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2006	December 31, 2005

ASSETS
Current assets:
Cash	$887,619	$2,805,021
Short term investments	50,000	110,000
Accounts receivable, net of allowance for doubtful accounts of $6,500 and $5,500, respectively	5,888	8,758
Inventory, net of allowance for obsolescence of $76,000 and $17,000, respectively	483,992	542,749
Prepaid expenses and other current assets	200,769	263,898
Total current assets	1,628,268	3,730,426

Intangible assets, net	11,763	36,219
Property and equipment, net	146,950	93,423

Total assets	$1,786,981	$3,860,068

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$536,848	$440,392

Total Liabilities	536,848	440,392

Commitments and Contingency	—	—

SHAREHOLDERS’ EQUITY:
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par value, 9,663,345 and 9,618,900 issued and outstanding respectively	9,663	9,619
Additional paid in capital	16,339,485	15,990,889
Accumulated (deficit)	(15,099,015)	(12,580,832)

Total shareholders’ equity	1,250,133	3,419,676

Total liabilities and shareholders’ equity	$1,786,981	$3,860,068

VITACUBE SYSTEMS HOLDINGS, INC. d/b/a XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Three and Six Months Ended March 31, 2006 and 2005

	For the Three Months Ended June 30, 2006	For the Three Months Ended June 30, 2005	For the Six Months Ended June 30, 2006	For the Six Months Ended June 30, 2005
Net sales	$577,181	$222,670	$1,116,141	$459,726
Cost of goods sold	165,949	105,893	411,328	190,454
Gross profit	411,232	116,777	704,813	269,272

Operating expenses:
Selling and marketing expenses	618,544	477,920	1,643,682	904,767
General and administrative expenses	755,237	680,007	1,559,050	1,162,048
Research and development expenses	19,364	10,294	43,933	18,956
Depreciation and amortization	35,125	6,188	42,774	12,800
Total operating expenses	1,428,270	1,174,409	3,289,439	2,098,571

Net (loss) from operations	(1,017,038)	(1,057,632)	(2,584,626)	(1,829,299)
Other income (expense)
Interest income	9,389	15,344	27,657	15,460
Interest (expense)	—	(1,200)	—	(2,841)

Total other income (expense)	9,389	14,144	27,657	12,619

Net (loss)	$(1,007,649)	$(1,043,488)	$(2,556,969)	$(1,816,680)

Net (loss) per common share
Basic and diluted net (loss) per share	$(0.10)	$(0.11)	$(0.27)	$(0.23)

Weighted average common shares outstanding, basic and diluted	9,663,345	9,291,757	9,642,357	7,912,900

Company Contacts:	VitaCube d/b/a XELR8 Holdings, Inc.	Elite Financial Communications Group, LLC
	Earnest Mathis, CEO	Dodi Handy, President and CEO
	(303) 316-8577, x228	407-585-1080
	emathis@xelr8.com	prh@efcg.net

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2005 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.